SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities and Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-31666

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

First Advantage Corporation

401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Advantage Corporation

100 Carillon Parkway

St. Petersburg, Florida 33716

Page
Report of Independent Registered Certified Public Accounting Firm	3

Financials Statements

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule I: Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	13

Signature	14

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

First Advantage Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of First Advantage Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida

June 28, 2007

First Advantage Corporation

401(k) Savings Plan

Statements of Net Assets Available for Benefits

At December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value	$61,282,192	$48,535,489
Participant loans	1,609,006	1,189,448

Total investments	62,891,198	49,724,937
Receivables:
Dividends	58,520	61,649
Excess contributions receivable	—	20,653
Employer contributions	3,311,351	1,261,408
Other	11,873	—

Total receivables	3,381,744	1,343,710
Total assets	66,272,942	51,068,647
Liabilities
Excess contributions payable	393,932	—

Net assets available for benefits	$65,879,010	$51,068,647

The accompanying notes are an integral part of these financial statements.

First Advantage Corporation

401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

2006
Additions
Net appreciation in fair value of investments	$337,459
Interest and dividend income	2,837,693

Total investment income	3,175,152

Contributions:
Participant	8,473,447
Rollover	1,778,020
Employer corrective contributions	1,865
Employer non-cash discretionary profit sharing	3,311,351

Total contributions	13,564,683

Total additions	16,739,835

Deductions
Benefits paid to participants	(4,040,725)
Administrative expenses	(15,124)

Total deductions	(4,055,849)

Increase in net assets	12,683,986

Transfer of assets	2,126,377

Net Assets Available for Benefits
Beginning of year	51,068,647

End of year	$65,879,010

The accompanying notes are an integral part of these financial statements.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2006

1.	Description of the Plan

The following description of the First Advantage Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Effective January 1, 2004, the First Advantage Corporation (the “Company”) created the Plan. Prior to January 1, 2004, employees of the Company were eligible to participate in The First American Corporation 401(k) Savings Plan (the “First American Plan”), which was available to substantially all employees. All employees of the Company who participated in the First American Plan and their related plan assets were transferred into the Plan. A total of 2.0 million shares of First Advantage Class A common stock are reserved for issuance in connection with the Plan.

On September 14, 2005, the Company completed the acquisition of The First American Corporation’s Credit Information Group (“CIG”) Business under the terms of the master transfer agreement. First Advantage purchased the CIG Business and related businesses with 30,723,625 shares of its Class B common stock. The acquisition of the CIG Business by First Advantage was a transaction between businesses under common control of The First American Corporation. Prior to the merger, the employees of CIG participated in the First American Plan. On October 28, 2005 and December 30, 2005, the related Plan assets of the CIG employees were transferred into the plan. The CIG employees’ 2005 Profit Sharing contributions and accrued dividend on First American stock were transferred to the Plan during 2006.

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by the Company. An employee is eligible to participate in the Plan if the employee is at least 21 years of age and has been employed by the Company for at least 30 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of twenty seven investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options daily.

The Company’s trustee and record keeper of the Plan are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, respectively.

Contributions

Participants classified as non-highly compensated may contribute from 1% to 60% of pretax annual compensation. Participants classified as highly compensated may contribute from 1% to 15% of pretax annual compensation. Contributions are subject to Internal Revenue Service (“IRS”) limitations.

Discretionary matching contribution amounts may be contributed by the Company at the discretion of the Company’s Board of Directors. Discretionary profit matching contributions were $3,311,351 for the year ended December 31, 2006. These amounts were paid by issuing the Company’s stock valued as of the closing stock price on the date the contribution was paid. Participants may also roll over distributions from other qualified 401(a) plans or Rollover (“Conduit”) Individual Retirement Accounts.

The Plan, as required by the IRS Code, performs an annual test to ensure that highly compensated participants, as defined by ERISA, are not disproportionately favored under the Plan versus non-highly compensated individuals. The Plan failed the test as of December 31, 2006 and 2005. During 2006 and 2005, excess contributions from highly compensated participants were made to the Plan. In February 2007, the Plan refunded excess contributions to highly compensated participants to maintain compliance with the IRS Code in the amount of $393,932. In order to maintain compliance with the IRS Code for the year ended December 31, 2005, a qualified non-elective contribution (“QNEC”) was made in the amount of $20,653 by the Company.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2006

Participant Accounts

Participant account activity may include a participant’s own contributions, any Company contributions, investment earnings or losses, and a quarterly account maintenance fee. Allocations of Company contributions are based on participant compensation and participant contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the Company’s contributions, plus actual earnings thereon.

Payment of Benefits

The Plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw from their account balances, as defined by the Plan, in the event of financial hardship, which is determined pursuant to the provisions of the IRS Code; and from any amounts rolled over from a 401(a) plan or Rollover (“Conduit”) Individual Retirement Account.

Loans

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Plan’s administrative committee. The amount borrowed may not exceed the lesser of 50% of the value of the participant’s account balance or $50,000. Participants may have only one loan outstanding at a time.

Transfers

During 2006, there was a total of $2,126,377 in assets transferred into the Plan from the First American Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are stated at quoted market prices (except for the Money Market Fund, which is recorded at amortized cost which approximates market value). Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2006

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains and the unrealized appreciation on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005:

		2006	2005
	Mutual Funds
	Davis NY Venture A	$5,701,606	$3,830,152
	Lord Abbett Small Cap Fund Class Y	5,096,737	2,844,712
*	Fidelity Balanced	4,845,258	3,226,074
*	Fidelity Low Priced Stock	4,703,360	4,591,129
*	Fidelity Diversified International	6,594,916	4,040,488
*	Fidelity Large-Cap Stock	3,641,471	2,645,956
*	Fidelity Retire Money Market	4,550,564	3,481,663
	Common Stock
*	First Advantage Stock	3,737,235	2,751,042
*	First American Stock	13,204,287	15,515,444

*	Denotes party-in-interest

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2006

During 2006, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $337,459 as follows:

2006
Mutual funds	$2,383,391
First Advantage Corporation common stock	(445,277)
The First American Corporation common stock	(1,600,655)

$337,459

Investment Options

Participant contributions and investment earnings are directed by the Plan participants to the following investment options with the exception of funds “frozen” due to a fund closing:

Money Market Fund

Money market funds invest in U.S. dollar denominated securities, such as bills, notes, bonds and repurchase agreements. More than 25% of the total assets of the fund may be invested in the financial services industry.

Bond Index Fund

Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The bond index fund normally will invest at least 80% of its total assets in bonds included in the Lehman Brothers Aggregate Bond Index. The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index while maintaining similar risk characteristics.

Short Term Bond Fund

Short term bond funds invest in all types of bonds, including U.S. Government, corporate, mortgage and foreign. In the Plan, the short term bond fund invests mainly in short and intermediate-maturity bonds. The objective of a short term bond fund is to provide maximum total return, consistent with preservation of capital and prudent investment management.

Balanced Fund

Balanced funds invest a majority (generally not less than 60%) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2006

Target Date Funds

Target date allow investors to select the fund that best matches their expected retirement year. They invest in a diversified portfolio of other mutual funds to provide moderate asset allocation. The allocation strategy is based on the number of years until the respective target date and gradually becomes more conservative as it approaches the target date. The objective is to provide high total returns until the retirement date, and thereafter, the goal is to seek high current income with a secondary goal of capital appreciation.

Large Cap Equity Index Fund

Equity index funds invest primarily in the common stocks that make up a widely recognized unmanaged index of common stocks. In the Plan, the equity index fund invests mainly in the common stocks of the 500 companies that make up the Standard & Poors 500 Index. The fund seeks to approximate the composition and total return of the Standard & Poors 500 Index.

Large Cap Growth Stock Fund

Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Large Cap Value Stock Fund

Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Mid Cap Equity Fund

Mid cap funds invest primarily in common stocks of companies with mid and small capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. The objective is to seek maximum long-term growth of capital.

Small Cap Growth Stock Fund

Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund

Small cap value stock funds invest primarily in common stocks of companies with small market capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation. Small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2006

International Index Fund

An international index fund builds its portfolio by buying a large proportion of stocks included in a particular international index; therefore, reproducing the performance of an entire section of the market. The objective is to provide investment results that correspond to the total returns of foreign stock markets.

International Fund

International funds invest primarily (normally at least 65% of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Company Stock Funds

This fund invests in the common shares of First Advantage Corporation and such other assets, awaiting investment in the Company’s shares, as the plan trustee considers advisable.

This fund invests in the common shares of The First American Corporation and such other assets, awaiting investment in First American shares, as the plan trustee considers advisable.

4.	Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $83,453 for the year ended December 31, 2006.

The Plan held Company Stock with fair values of $3,737,235 and $2,751,042 at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, 162,718 and 102,988 shares of common stock are included in the First Advantage Stock Fund, respectively. The Plan made purchases and sales of the First Advantage Corporation Stock Fund during 2006 and 2005.

The Plan held First American Stock with fair values of $13,204,287 and $15,515,444 at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, 324,564 and 342,497 shares of common stock are included in the First American Stock Fund, respectively. The Plan made purchases and sales of the First American Corporation Stock Fund during 2006 and 2005.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fair value of such investments totaled $30,772,097 and $21,970,413 at December 31, 2006 and 2005, respectively.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2006

6.	Federal Income Tax Status

The Plan has not applied for a determination letter from the Internal Revenue Service. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code Section 401, and is, therefore, exempt from federal income taxes.

7.	Inactive Accounts

Net assets available for plan benefits as of December 31, 2006 and 2005, included $8,086,174 and $3,282,684, respectively, representing the vested portion of accounts of participants who have terminated their employment with the Company, for which disbursement of their account balances has not yet been requested.

8.	Concentrations of Credit Risk

Approximately $13,200,000 and $15,500,000 of the net assets available for benefits were held in The First American Corporation stock at December 31, 2006 and 2005, respectively. These investments potentially subject the Plan to concentrations of credit risk as all investments are exposed to market risk from changes in asset valuations.

First Advantage Corporation

401(k) Savings Plan

EIN: 61-1437565 PN: 32040

Schedule I: Schedule H, Line4i: Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Davis Funds	NY Venture A	N/A	$5,701,606
	Pimco	PIMCO Low Duration Institution	N/A	40,753
	Vanguard	Explorer Admiral Class	N/A	2,333,314
	Vanguard	Strategic Equity	N/A	396,165
	Lord Abbett	Small Cap Value Fund Class Y	N/A	5,096,737
*	First Advantage Corporation	162,718 shares of common stock	N/A	3,737,235
*	The First American Corporation	324,564 shares of common stock	N/A	13,204,287
*	Fidelity Group	Fidelity Balanced	N/A	4,845,258
*	Fidelity Group	Fidelity Low Priced Stock	N/A	4,703,360
*	Fidelity Group	Fidelity Diversified International	N/A	6,594,916
*	Fidelity Group	Fidelity Large-Cap Stock	N/A	3,641,471
*	Fidelity Group	Fidelity Retire Money Market	N/A	4,550,564
*	Fidelity Group	Fidelity US Bond Index	N/A	2,751,026
*	Fidelity Group	Fidelity Equity Index Pool	N/A	2,228,041
*	Fidelity Group	Fidelity Freedom Income	N/A	78,002
*	Fidelity Group	Fidelity Freedom 2000	N/A	3,359
*	Fidelity Group	Fidelity Freedom 2010	N/A	31,768
*	Fidelity Group	Fidelity Freedom 2020	N/A	88,605
*	Fidelity Group	Fidelity Freedom 2030	N/A	126,569
*	Fidelity Group	Spartan Intl Index	N/A	285,245
*	Fidelity Group	Fidelity Freedom 2040	N/A	162,791
*	Fidelity Group	Fidelity Freedom 2005	N/A	15,882
*	Fidelity Group	Fidelity Freedom 2015	N/A	77,436
*	Fidelity Group	Fidelity Freedom 2025	N/A	296,987
*	Fidelity Group	Fidelity Freedom 2035	N/A	249,345
*	Fidelity Group	Fidelity Freedom 2045	N/A	20,866
*	Fidelity Group	Fidelity Freedom 2050	N/A	20,604
*	Participant loans	Fully amortized with various maturities through January 2016 and interest rates ranging from 5.00 percent to 9.50 percent	N/A	1,609,006

				$62,891,198

* Denotes party-in-interest

**     Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to the participant directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Advantage Corporation 401(k) Savings Plan

Date: June 28, 2007	By:	/s/ John Lamson
John Lamson
Executive Vice President and
Chief Financial Officer